Exhibit 2

Fourth Quarter Results 2023
Oum Wellness Center, San Pedro Garza García, Mexico
Built with Resilia and Pervia concrete, part of our Vertua family of sustainable products
Stock Listing Information
NYSE (ADS)
Ticker: CX
Mexican Stock Exchange (CPO)
Ticker: CEMEX.CPO
Ratio of CEMEXCPO to CX = 10:1
Investor Relations
In the United States:
+ 1 877 7CX NYSE
In Mexico:
+ 52 (81) 8888 4292
E-Mail: ir@cemex.com

Operating and financial highlights

		January - December			Fourth Quarter
				l-t-l				l-t-l
	2023	2022	% var	% var	2023	2022	% var	% var
Consolidated volumes
Domestic gray cement	51,665	55,134	(6%)		12,584	13,288	(5%)
Ready-mix	47,093	50,026	(6%)		10,803	12,043	(10%)
Aggregates	138,839	139,210	(0%)		33,699	33,654	0%

Net sales	17,416	15,577	12%	8%	4,243	3,869	10%	5%
Gross profit	5,861	4,822	22%	16%	1,432	1,208	19%	12%
as % of net sales	33.7%	31.0%	2.7pp		33.7%	31.2%	2.5pp
Operating earnings before other income and expenses, net	2,114	1,561	35%	29%	432	361	20%	14%
as % of net sales	12.1%	10.0%	2.1pp		10.2%	9.3%	0.9pp
SG&A expenses as % of net sales	9.1%	8.0%	1.1pp		10.6%	8.5%	2.1pp
Controlling interest net income (loss)	182	858	(79%)		(441)	(99)	(345%)
Operating EBITDA	3,347	2,681	25%	20%	743	630	18%	13%
as % of net sales	19.2%	17.2%	2.0pp		17.5%	16.3%	1.2pp

Free cash flow after maintenance capital expenditures	1,208	553	118%		511	391	31%
Free cash flow	788	78	909%		403	201	101%

Total debt	7,486	8,147	(8%)		7,486	8,147	(8%)
Earnings (loss) of continuing operations per ADS	0.12	0.36	(66%)		(0.30)	(0.12)	(160%)
Fully diluted earnings (loss) of continuing operations per ADS	0.12	0.36	(66%)		(0.30)	(0.12)	(160%)
Average ADSs outstanding (1)	1,471	1,478	(1%)		1,471	1,475	(0%)
Employees	46,063	43,535	6%		46,063	43,535	6%

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. Please see “Equity-related information” below in this report. The calculation of Average ADSs outstanding also includes the restricted CPOs allocated to eligible employees as variable compensation.

This information does not include discontinued operations. Please see page 14 of this report for additional information. Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in 2023 reached US$17.4 billion, an increase of 8% on a like-to-like basis, while increasing 5% in fourth quarter, compared to the fourth quarter of 2022. Our higher prices in local currency terms in all regions drove our top line growth.

Cost of sales, as a percentage of Net Sales, decreased by 2.7pp to 66.3% in 2023, and was 2.5pp lower in the fourth quarter versus the same period last year, mainly driven by pricing of our products, easing cost headwinds, and operational efficiencies. This was the fifth consecutive quarter of year-over-year decrease in cost of sales as a percentage of Net Sales.

Operating expenses, as a percentage of Net Sales, increased by 0.6pp in 2023 to 21.5%, and was 1.7pp higher during the fourth quarter of 2023 compared with the same period last year.

Operating EBITDA in 2023 grew 20% on a like-to-like basis, reaching a record US$3.35 billion, with growth in all four regions, while increasing 13% in the fourth quarter. Operating EBITDA outperformance reflects not only strong pricing of our products and decelerating input cost inflation, but also the success of our growth investment strategy, as well as continued growth in our Urbanization Solutions business.

Operating EBITDA margin increased by 2.0pp from 17.2% to 19.2% in 2023 and was 1.2pp higher in fourth quarter. The expansion reflects the pricing strategy execution for our products, as well as easing cost inflation and operational efficiencies, with full year margin exceeding our goal of recovering 2021 levels, after adjusting for volume and product mix.

Controlling interest net income (loss) resulted in an income of US$182 million in 2023 and a loss of US$441 million in the fourth quarter. Despite better operating performance, net income for the year was lower due to a provision for a tax fine created in fourth quarter related to a tax matter in Spain. In addition, in 2022 we recorded a gain from the sale of our operations in Costa Rica and El Salvador, and Neoris.

2023 Fourth Quarter Results	Page 2

Operating results

Mexico

	January - December				Fourth Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	5,088	3,842	32%	16%	1,333	1,016	31%	17%
Operating EBITDA	1,488	1,133	31%	15%	346	271	28%	13%
Operating EBITDA margin	29.3%	29.5%	(0.2pp )		26.0%	26.7%	(0.7pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	3%	4%	7%	1%	9%	4%
Price (USD)	27%	21%	42%	37%	41%	44%
Price (local currency)	11%	8%	25%	22%	23%	29%

Our Mexican operations delivered strong results in 2023, with both Sales and EBITDA growing in the mid teen percentage area, supported by strong volumes and pricing of our products. Operating EBITDA margin slightly decreased in the year mainly due to an unfavorable product mix effect and higher transportation costs.

The recovery in cement volumes in 2023 was driven by the formal sector, with bulk cement more than offsetting the decline in bagged, while ready mix and aggregate volumes grew high single-digit. Importantly, we have seen a pickup in bagged cement demand in the back half of the year which we believe bodes well for 2024.

United States

	January - December				Fourth Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	5,338	5,038	6%	6%	1,269	1,221	4%	4%
Operating EBITDA	1,040	762	37%	37%	239	202	18%	18%
Operating EBITDA margin	19.5%	15.1%	4.4pp		18.8%	16.5%	2.3pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(13%)	(13%)	(10%)	(11%)	1%	11%
Price (USD)	14%	10%	19%	14%	12%	(0%)
Price (local currency)	14%	10%	19%	14%	12%	(0%)

The United States posted record full year Operating EBITDA of over US$1 billion in 2023, an important milestone for the business. Operating EBITDA grew 37% year-over-year due to the pricing strategy for our products, growth investments, and decelerating costs. The material Operating EBITDA margin recovery of 4.4pp reflects our success in recovering multi-year cost inflation through pricing as well as easing inflation headwinds.

Prices in 2023 for our three core products rose between 12% and 19%.

Volume decline in the US in 2023 largely reflects bad weather, lower residential and commercial demand, completion of some large industrial projects, as well as some market share loss due to our pricing strategy for our products. In response to the slowdown in demand, we were once again able to reduce our lower margin cement imports to support profitability.

2023 Fourth Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January - December				Fourth Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	5,059	4,930	3%	5%	1,166	1,199	(3%)	(4%)
Operating EBITDA	703	670	5%	7%	129	146	(11%)	(14%)
Operating EBITDA margin	13.9%	13.6%	0.3pp		11.1%	12.2%	(1.1pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(10%)	(9%)	(8%)	(16%)	(5%)	(11%)
Price (USD)	15%	11%	10%	9%	8%	8%
Price (local currency) (*)	18%	9%	12%	7%	8%	5%

EMEA delivered solid full year results despite a challenging demand environment. The operating EBITDA growth and margin expansion experienced in the first nine months of the year was interrupted in the fourth quarter, with a slowdown in construction activity in the region, as well as major maintenance in the Philippines. Despite the slowdown, full year EBITDA rose 7%, while EBITDA margin expanded by 0.3 percentage points.

Europe posted record full year Operating EBITDA, growing more than 20%, and margin expansion of 2pp. These achievements are attributable to the success of our “One Europe” strategy implemented in 2019 which consolidated and integrated our footprint in the region, accelerated our Climate Action efforts, while rationalizing costs and pursuing bolt-on growth investments in integrated urban micro markets.

In Asia, Middle East and Africa, adverse competitive dynamics in the Philippines, as well as an overall slowdown of construction activity, negatively impacted the region throughout the year.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

South, Central America and the Caribbean

	January - December				Fourth Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	1,725	1,605	7%	8%	425	377	13%	7%
Operating EBITDA	399	382	4%	5%	98	84	16%	14%
Operating EBITDA margin	23.2%	23.8%	(0.6pp )		23.1%	22.4%	0.7pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(3%)	(2%)	(0%)	(1%)	8%	7%
Price (USD)	8%	12%	21%	36%	14%	23%
Price (local currency) (*)	9%	7%	20%	19%	14%	7%

2023 Fourth Quarter Results	Page 4

Operating results

In South, Central America and Caribbean, after a challenging 2022 where the pricing for our products struggled to keep up with cost inflation, Sales and Operating EBITDA rebounded in 2023.

Pricing of our products drove top line growth, with cement prices increasing 9%, but still not sufficient to cover input cost inflation. While bagged cement demand remains under pressure, bulk volumes continue to grow, supported by infrastructure projects such as the Bogotá Metro, the 4th Bridge over the Canal in Panamá and tourism related projects in the Dominican Republic.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Fourth Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - December			Fourth Quarter
	2023	2022	% var	2023	2022	% var
Operating earnings before other income and expenses, net	2,114	1,561	35%	432	361	20%
+ Depreciation and operating amortization	1,233	1,120		311	270

Operating EBITDA	3,347	2,681	25%	743	630	18%
- Net financial expense	574	529		145	132
- Maintenance capital expenditures	996	888		399	301
- Change in working capital	1	515		(405)	(307)
- Taxes paid	550	197		56	41
- Other cash items (net)	17	6		36	74
- Free cash flow discontinued operations	—	(6)		—	(3)

Free cash flow after maintenance capital expenditures	1,208	553	118%	511	391	31%
- Strategic capital expenditures	420	475		108	191

Free cash flow	788	78	909%	403	201	101%

In millions of U.S. dollars, except percentages.

Higher Operating EBITDA and a lower investment in working capital, partially offset by higher taxes, resulted in free cash flow after maintenance capex of US$1,208 million in 2023, a 6-year high, and US$655 million higher than last year.

The increase in cash taxes is a consequence of stronger results, as well as the tax effect of foreign exchange on our U.S. dollar denominated debt.

During 2023 we had no incremental investment in working capital despite higher sales and continued inflationary and supply chain pressures. This is the consequence of a management initiative undertaken in 2nd quarter to optimize working capital. This focus on working capital to maximize free cash flow generation is expected to continue into 2024.

During the year, the main uses of Free cash flow include the acquisition of the assets of Atlantic Minerals Limited in Canada, the investment in a new Construction, Demolition, and Excavation Waste (CDEW) recycling center in EMEA, outflows from our derivative instruments primarily related to FX, coupons of our subordinated notes with no fixed maturity, and repurchases of shares in CLH and CHP.

Information on debt

	Fourth Quarter			Third Quarter		Fourth Quarter
	2023	2022	% var	2023		2023	2022
Total debt (1)	7,486	8,147	(8%)	7,492	Currency denomination
Short-term	3%	4%		4%	U.S. dollar	74%	78%
Long-term	97%	96%		96%	Euro	16%	14%
Cash and cash equivalents	624	495	26%	533	Mexican peso	5%	4%

Net debt	6,862	7,652	(10%)	6,960	Other	5%	4%

Consolidated net debt (2)	6,888	7,620		6,982	Interest rate (3)
Consolidated leverage ratio (2)	2.06	2.84		2.16	Fixed	70%	71%
Consolidated coverage ratio (2)	7.91	6.27		7.62	Variable	30%	29%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate derivatives, as applicable.

On October 30th, 2023, we closed the refinancing of our sustainability-linked syndicated bank facility, which consists of a US$1 billion term loan and US$2 billion committed revolving credit facility. Additionally, in early October we issued $6 billion pesos, the equivalent of approximately US$ 350 million, in peso-denominated sustainability-linked long-term notes (certificados bursátiles de largo plazo) in Mexico. Finally, on December 6th, 2023, we closed the refinancing of our sustainability-linked bilateral loan agreement for $6 billion pesos – the equivalent of approximately US$350 million.

2023 Fourth Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2023	2022	% var	% var	2023	2022	% var	% var
Net sales	17,415,624	15,576,819	12%	8%	4,243,201	3,868,517	10%	5%
Cost of sales	(11,554,540)	(10,754,908)	(7%)		(2,811,609)	(2,660,572)	(6%)

Gross profit	5,861,083	4,821,911	22%	16%	1,431,592	1,207,945	19%	12%
Operating expenses	(3,747,513)	(3,261,376)	(15%)		(999,519)	(847,045)	(18%)

Operating earnings before other income and expenses, net	2,113,570	1,560,535	35%	29%	432,073	360,901	20%	14%
Other expenses, net	(264,574)	(467,275)	43%		(138,722)	(460,997)	70%

Operating earnings	1,848,996	1,093,260	69%		293,350	(100,097)	N/A
Financial expense	(530,612)	(505,843)	(5%)		(131,583)	(128,195)	(3%)
Other financial income (expense), net	32,888	151,674	(78%)		57,806	107,733	(46%)
Financial income	40,171	26,697	50%		12,770	14,302	(11%)
Results from financial instruments, net	(58,337)	109,264	N/A		(5,780)	(4,562)	(27%)
Foreign exchange results	143,991	72,899	98%		76,493	110,774	(31%)
Effects of net present value on assets and liabilities and others, net	(92,937)	(57,186)	(63%)		(25,678)	(12,782)	(101%)
Equity in gain (loss) of associates	97,629	30,900	216%		31,483	(15,432)	N/A

Income (loss) before income tax	1,448,901	769,991	88%		251,056	(135,991)	N/A
Income tax	(1,250,303)	(209,065)	(498%)		(693,305)	(37,992)	(1725%)

Profit (loss) of continuing operations	198,598	560,926	(65%)		(442,249)	(173,983)	(154%)
Discontinued operations	—	323,605	(100%)		—	71,478	(100%)

Consolidated net income (loss)	198,598	884,530	(78%)		(442,249)	(102,504)	(331%)
Non-controlling interest net income (loss)	16,435	26,173	(37%)		(1,249)	(3,364)	63%

Controlling interest net income (loss)	182,163	858,357	(79%)		(441,000)	(99,140)	(345%)

Operating EBITDA	3,347,038	2,680,630	25%	20%	743,107	630,463	18%	13%
Earnings (loss) of continued operations per ADS	0.12	0.36	(66%)		(0.30)	(0.12)	(160%)
Earnings (loss) of discontinued operations per ADS	—	0.22	(100%)		—	0.05	(100%)

	As of December 31
STATEMENT OF FINANCIAL POSITION	2023	2022	% var
Total assets	28,433,399	26,447,451	8%
Cash and cash equivalents	623,933	494,920	26%
Trade receivables less allowance for doubtful accounts	1,751,468	1,644,491	7%
Other accounts receivable	649,674	535,065	21%
Inventories, net	1,789,303	1,668,658	7%
Assets held for sale	48,825	68,926	(29%)
Other current assets	142,197	113,664	25%
Current assets	5,005,400	4,525,723	11%
Property, machinery and equipment, net	12,465,655	11,284,126	10%
Other assets	10,962,343	10,637,602	3%

Total liabilities	16,290,314	15,538,582	5%
Current liabilities	6,785,733	5,546,947	22%
Long-term liabilities	6,202,961	6,919,512	(10%)
Other liabilities	3,301,621	3,072,124	7%

Total stockholder’s equity	12,143,084	10,908,869	11%
Common stock and additional paid-in capital	7,686,469	7,810,104	(2%)
Other equity reserves	(2,036,270)	(2,463,631)	17%
Subordinated notes	1,771,427	908,942	95%
Retained earnings	4,370,228	4,245,780	3%
Non-controlling interest	351,231	407,674	(14%)

2023 Fourth Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter
				like-to-like				like-to-like
NET SALES	2023	2022	% var	% var	2023	2022	% var	% var
Mexico	5,088,356	3,842,407	32%	16%	1,333,267	1,016,496	31%	17%
U.S.A.	5,337,668	5,037,534	6%	6%	1,268,722	1,221,007	4%	4%
Europe, Middle East, Asia and Africa	5,059,473	4,929,607	3%	5%	1,165,643	1,198,768	(3%)	(4%)
Europe	3,653,975	3,389,313	8%	4%	848,724	819,660	4%	(3%)
Asia, Middle East and Africa (1)	1,405,497	1,540,294	(9%)	4%	316,919	379,108	(16%)	(9%)
South, Central America and the Caribbean	1,724,876	1,604,708	7%	8%	424,574	377,276	13%	7%
Others and intercompany eliminations	205,252	162,562	26%	26%	50,996	54,971	(7%)	(7%)

TOTAL	17,415,624	15,576,819	12%	8%	4,243,201	3,868,517	10%	5%

GROSS PROFIT
Mexico	2,414,888	1,772,121	36%	20%	617,674	463,346	33%	19%
U.S.A.	1,556,661	1,284,903	21%	21%	377,856	355,822	6%	6%
Europe, Middle East, Asia and Africa	1,227,671	1,205,406	2%	3%	263,277	277,049	(5%)	(8%)
Europe	956,424	864,581	11%	7%	214,099	210,505	2%	(5%)
Asia, Middle East and Africa	271,246	340,825	(20%)	(7%)	49,178	66,544	(26%)	(18%)
South, Central America and the Caribbean	584,718	553,761	6%	6%	146,024	126,949	15%	11%
Others and intercompany eliminations	77,146	5,719	1249%	1249%	26,762	(15,220)	N/A	N/A

TOTAL	5,861,083	4,821,911	22%	16%	1,431,592	1,207,945	19%	12%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	1,267,027	960,589	32%	15%	288,904	224,840	28%	13%
U.S.A.	557,080	306,590	82%	82%	118,171	105,278	12%	12%
Europe, Middle East, Asia and Africa	375,134	343,777	9%	12%	48,091	62,106	(23%)	(25%)
Europe	288,430	206,989	39%	33%	44,700	46,167	(3%)	(11%)
Asia, Middle East and Africa	86,704	136,788	(37%)	(19%)	3,391	15,939	(79%)	(63%)
South, Central America and the Caribbean	315,210	304,321	4%	4%	77,455	67,567	15%	13%
Others and intercompany eliminations	(400,881)	(354,742)	(13%)	1%	(100,549)	(98,890)	(2%)	14%

TOTAL	2,113,570	1,560,535	35%	29%	432,073	360,901	20%	14%

2023 Fourth Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of Net sales.

	January - December				Fourth Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2023	2022	% var	% var	2023	2022	% var	% var
Mexico	1,488,365	1,132,631	31%	15%	346,119	271,022	28%	13%
U.S.A.	1,040,094	761,585	37%	37%	238,726	201,808	18%	18%
Europe, Middle East, Asia and Africa	702,501	669,687	5%	7%	129,471	145,817	(11%)	(14%)
Europe	533,648	424,674	26%	21%	105,115	103,930	1%	(6%)
Asia, Middle East and Africa (1)	168,853	245,013	(31%)	(17%)	24,356	41,887	(42%)	(33%)
South, Central America and the Caribbean	399,435	382,329	4%	5%	98,287	84,461	16%	14%
Others and intercompany eliminations	(283,356)	(265,602)	(7%)	13%	(69,496)	(72,645)	4%	26%

TOTAL	3,347,038	2,680,630	25%	20%	743,107	630,463	18%	13%

OPERATING EBITDA MARGIN
Mexico	29.3%	29.5%			26.0%	26.7%
U.S.A.	19.5%	15.1%			18.8%	16.5%
Europe, Middle East, Asia and Africa	13.9%	13.6%			11.1%	12.2%
Europe	14.6%	12.5%			12.4%	12.7%
Asia, Middle East and Africa	12.0%	15.9%			7.7%	11.0%
South, Central America and the Caribbean	23.2%	23.8%			23.1%	22.4%

TOTAL	19.2%	17.2%			17.5%	16.3%

(1)

In the Philippines, Net Sales (in thousands of dollars) for the fourth quarter 2023 were US$68,688 and for the period January to December 2023 were US$311,805. Operating EBITDA (in thousands of dollars) for the fourth quarter 2023 was US$(166) and for the period January to December 2023 was US$34,014.

2023 Fourth Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter
	2023	2022	% var	2023	2022	% var
Consolidated cement volume (1)	59,618	63,376	(6%)	14,226	15,569	(9%)
Consolidated ready-mix volume	47,093	50,026	(6%)	10,803	12,043	(10%)
Consolidated aggregates volume (2)	138,839	139,210	(0%)	33,699	33,654	0%

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2023
DOMESTIC GRAY CEMENT VOLUME	2023 vs. 2022	2023 vs. 2022	vs. Third Quarter 2023
Mexico	3%	4%	0%
U.S.A.	(13%)	(13%)	(11%)
Europe, Middle East, Asia and Africa	(10%)	(9%)	(9%)
Europe	(13%)	(14%)	(14%)
Asia, Middle East and Africa	(6%)	(3%)	(3%)
South, Central America and the Caribbean	(3%)	(2%)	(3%)
READY-MIX VOLUME
Mexico	7%	1%	(7%)
U.S.A.	(10%)	(11%)	(13%)
Europe, Middle East, Asia and Africa	(8%)	(16%)	(14%)
Europe	(10%)	(10%)	(6%)
Asia, Middle East and Africa	(6%)	(25%)	(24%)
South, Central America and the Caribbean	(0%)	(1%)	(3%)
AGGREGATES VOLUME
Mexico	9%	4%	(4%)
U.S.A.	1%	11%	(4%)
Europe, Middle East, Asia and Africa	(5%)	(11%)	(12%)
Europe	(6%)	(11%)	(10%)
Asia, Middle East and Africa	(2%)	(13%)	(18%)
South, Central America and the Caribbean	8%	7%	(2%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2023 Fourth Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - December	Fourth Quarter	Fourth Quarter 2023 vs.
DOMESTIC GRAY CEMENT PRICE	2023 vs. 2022	2023 vs. 2022	Third Quarter 2023
Mexico	27%	21%	(3%)
U.S.A.	14%	10%	2%
Europe, Middle East, Asia and Africa (*)	15%	11%	(3%)
Europe (*)	29%	23%	(1%)
Asia, Middle East and Africa (*)	(9%)	(6%)	1%
South, Central America and the Caribbean (*)	8%	12%	(1%)
READY-MIX PRICE
Mexico	42%	37%	(2%)
U.S.A.	19%	14%	2%
Europe, Middle East, Asia and Africa (*)	10%	9%	1%
Europe (*)	18%	14%	1%
Asia, Middle East and Africa (*)	(2%)	(4%)	(4%)
South, Central America and the Caribbean (*)	21%	36%	2%
AGGREGATES PRICE
Mexico	41%	44%	1%
U.S.A.	12%	(0%)	(0%)
Europe, Middle East, Asia and Africa (*)	8%	8%	(2%)
Europe (*)	11%	13%	(1%)
Asia, Middle East and Africa (*)	(5%)	(8%)	(7%)
South, Central America and the Caribbean (*)	14%	23%	(0%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Fourth Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - December	Fourth Quarter	Fourth Quarter 2023 vs.
DOMESTIC GRAY CEMENT PRICE	2023 vs. 2022	2023 vs. 2022	Third Quarter 2023
Mexico	11%	8%	(0%)
U.S.A.	14%	10%	2%
Europe, Middle East, Asia and Africa (*)	18%	9%	(3%)
Europe (*)	24%	14%	(1%)
Asia, Middle East and Africa (*)	8%	3%	1%
South, Central America and the Caribbean (*)	9%	7%	(1%)
READY-MIX PRICE
Mexico	25%	22%	0%
U.S.A.	19%	14%	2%
Europe, Middle East, Asia and Africa (*)	12%	7%	1%
Europe (*)	14%	7%	1%
Asia, Middle East and Africa (*)	8%	3%	(4%)
South, Central America and the Caribbean (*)	20%	19%	1%
AGGREGATES PRICE
Mexico	23%	29%	3%
U.S.A.	12%	(0%)	(0%)
Europe, Middle East, Asia and Africa (*)	8%	5%	(1%)
Europe (*)	9%	6%	(0%)
Asia, Middle East and Africa (*)	5%	(1%)	(7%)
South, Central America and the Caribbean (*)	14%	7%	(1%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Fourth Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - December		Fourth Quarter
In thousands of US dollars	2023	2022	2023	2022
Administrative expenses	1,221,542	934,252	348,416	239,023
Selling expenses	356,804	311,545	99,791	88,478
Distribution and logistics expenses	1,952,528	1,824,315	494,558	469,737

Operating expenses before depreciation	3,530,874	3,070,111	942,765	797,238

Depreciation in operating expenses	216,639	191,265	56,755	49,806

Operating expenses	3,747,513	3,261,376	999,519	847,045

As % of Net Sales
Administrative expenses	7.0%	6.0%	8.2%	6.2%
SG&A expenses	9.1%	8.0%	10.6%	8.5%

Equity-related information

As of December 31, 2022, based on our latest 20-F annual report, the number of outstanding CPO-equivalents was 14,487,786,971. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2022. For the twelve-month period ended December 31, 2023, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2022, were 20,541,277. Restricted CPOs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter
	2023		2022		2023
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,276	(84)	1,337	(30)	1,358	(83)
Interest rate swaps (2)	1,085	53	1,018	54	1,050	47
Fuel derivatives	232	5	136	8	138	13

	2,593	(26)	2,491	32	2,546	(23)

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of December 31, 2023, the derivatives related to net investment hedge represent a notional amount of US$976 million.

2)	Interest-rate swap derivatives related to bank loans, includes an interest rate and exchange rate swap derivative with a notional amount of US$335 million.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of December 31, 2023, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a change in mark to market as compared to 3Q23 resulting in a financial liability of US$26 million.

2023 Fourth Quarter Results	Page 13

Other Information

Discontinued operations

On October 25, 2022, Cemex concluded a partnership with Advent International (“Advent”). As part of the partnership, Advent acquired from Cemex a 65% stake in Neoris for US$119 million. While surrendering control to Advent, Cemex retained a 34.8% stake and remained a key strategic partner and customer of Neoris. Cemex’s retained 34.8% stake in Neoris is accounted for under the equity method. Neoris’ results for the period from January 1 to October 25, 2022, are reported in Cemex’s income statement for the year ended December 31, 2022, net of income tax, in the single line item “Discontinued operations.”

On August 31, 2022, Cemex concluded with affiliates of Cementos Progreso Holdings, S.L. the sale of its operations in Costa Rica and El Salvador for a total consideration for Cemex of US$325 million. The assets divested consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. Cemex’s operations of these assets for the period from January 1 to August 31, 2022, are reported in Cemex’s income statements for the year ended December 31, 2022, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statement for the twelve-month period ended December 31, 2022, for Cemex’s discontinued operations related to Neoris, Costa Rica and El Salvador:

STATEMENT OF OPERATIONS	Jan-Dec			Fourth Quarter
(Millions of U.S. dollars)	2023	2022	2023	2022
Sales	—	256	—	17
Cost of sales, operating expenses, and other expenses, net	—	(233)	—	(13)
Interest expense, net, and others	—	—	—	(1)

Income (loss) before income tax	—	23	—	3

Income tax	—	(3)	—	2

Income (loss) from discontinued operations	—	20	—	5

Net gain (loss) on sale	—	304	—	66

Net result from discontinued operations	—	324	—	71

Relevant accounting effects included in the reported financial statements

During 2023 and 2022, Cemex recognized non-cash impairment charges in the statements of income for amounts of US$36 and US$442 million, respectively, within the line-item other expenses, net, of which US$365 million in 2022, refers to impairment of goodwill while US$77 million in 2022, and $36 million in 2023, refer to impairment of property, machinery and equipment. The impairment losses of goodwill in 2022 refer to Cemex operating segments in the United States for US$273 million and Spain for US$92 million, which reduced the line item of goodwill in the statement of financial position in 2022. The impairment losses of property, machinery, and equipment in 2023 and 2022 relate mainly to idle assets in several countries.

The goodwill impairment loss in 2022 was mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Cemex’s projected cash flows in these operating segments considering the global high inflationary environment as of that date, which increased the risk-free rates, and the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both of Cemex’s businesses in the United States and Spain. These non-cash impairment losses did not impact Cemex’s liquidity, Operating EBITDA, and cash taxes payable. Nevertheless, they decreased Cemex’s total assets and equity and generated net losses in the fourth quarter of 2022.

2023 Fourth Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Asia, Middle East, and Africa subregion includes operations in Philippines, United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter
	2023 Average	2022 Average	2023 Average	2022 Average	2023 End of period	2022 End of period
Mexican peso	17.63	20.03	17.47	19.53	16.97	19.50
Euro	0.9227	0.9522	0.9198	0.9686	0.9059	0.9344
British pound	0.8019	0.8139	0.7982	0.8415	0.7852	0.8266
Amounts provided in units of local currency per U.S. dollar.

2023 Fourth Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities, as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be

2023 Fourth Quarter Results	Page 16

Disclaimer

placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

Additionally, the information contained in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2023 Fourth Quarter Results	Page 17